Nexa Reports Third Quarter 2024 Exploration Results

Luxembourg, October 24, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the third quarter of 2024. This document contains forward-looking statements.

Summary

Nexa’s 2024 drilling strategy emphasizes near-mine expansion and brownfield and infill drilling, with additional exploration drilling planned for promising greenfield projects.

Exploration expenditure and drilling execution are approximately 14% behind schedule, mainly due to operational challenges and rainfall impacting activities at Cerro Lindo. By the end of the third quarter, cumulative drilling reached 170,008 meters comprising 44,658 meters from exploration drilling and 125,350 meters from mining infill drilling. Total exploration drilling for 3Q24 amounted to 18,850 meters, with 11,391 meters completed in Peru (using eight rigs), 6,712 meters in Brazil (using six rigs), and 746 meters in Namibia (using one rig). This includes 5,193 meters dedicated to early-stage greenfield projects in Brazil and Peru. Drilling activities in 3Q24 were behind schedule, primarily due to technical and mechanical issues affecting early-stage greenfield projects in Brazil, Peru, and Namibia, resulting in of 2,496 meters less drilling than was planned. For the next quarter, planned exploration drilling includes 13,475 meters in Peru (with nine rigs), 5,350 meters in Brazil (with six rigs), and 1,450 meters in Namibia (with two rigs), totaling 20,275 meters.

Highlights

•	Cerro Lindo, Orebody 8B: 4.6 meters at 2.75% Zn and 0.47% Cu in drill hole PECLD07556 from 544.95 meters.
•	Aripuanã, Massaranduba target: 4.1 meters at 0,61% Cu in drill hole BRAPD000198 from 651.4 meters.
•	Vazante, Sucuri Norte orebody: 3.3 meters at 7.13% Zn in drill hole BRBVZEND000067 from 469.0 meters.
•	El Porvenir, Integración target: 19.2 meters at 4.53% Zn in drill hole PEEPD02781 from 297.9 meters;
o	5.5 meters at 5.84% Zn and 1.58% Cu in drill hole PEEPD02802 from 452.8 meters.
o	14.4 meters at 4.02% Zn and 0.50% Cu in drill hole PEEPD02802 from 501.0 meters.

Commenting on the report, Jones Belther, Senior Vice President of Mineral Exploration & Business Development, said “Our brownfield exploration programs are progressing well, focused on expanding our exploration portfolio and extending the life of our mines. At Cerro Lindo, drilling has confirmed the depth and continuity of mineralization in Orebody 8B. At Aripuanã, recent exploration of the Massaranduba target, located 3 km southeast of Babaçu, identified mineralized intercepts. Results at Vazante confirm the extent of mineralization at the northern end of the Sucuri target. Meanwhile, at our Pasco complex, drilling continues to expand the depth of mineralization at the Integración orebody.

Exploration Report – 3Q24

Cerro Lindo

In 3Q24, the exploration program remained focused on expanding known orebodies to the southeast of Cerro Lindo. Drilling activities targeted the extensions of mineralized zones in Orebodies 8B and 8C.

During the period, 5,437 meters of exploration drilling and 11,440 meters of mining infill drilling were completed, totaling 19,123 meters and 35,641 meters in 9M24, respectively.

The drilling results confirmed the continuity of mineralization in Orebody 8B, with intercepts including 3.90 meters at 2.39% Zn, 0.20% Cu, and 6.05 g/t Ag, and 4.55 meters at 2.75% Zn, 0.47% Cu, and 10.81 g/t Ag.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or have pending assay results. True widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts. PAR refers to pending assay results.

390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA
CERRO LINDO
OB6A
OB9
OB8C
OB8B
PECLD07593
PECLD07594
PECLD07609
PECLD07636
PECLD07556
A
B
2 km
2024 drilling program
Surface drilling
Underground drilling
Drillholes 1Q and 2Q
Drillholes 3Q
Mineralization

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Exploration Report – 3Q24

A SW
NE B
1800m
1800m
3.9m @ 2.39% Zn + 0.20% Cu + 6.05g/t Ag
4.6m @ 2.75% Zn + 0.47% Cu + 10.81g/t Ag
1500m
1500m
PECLD07556
Orebody 8B
Dacite flows
Mineralization
200m

For 4Q24, we plan to continue exploration focusing on extending Orebodies 8B and 8C with two rigs. Underground activities will prioritize drilling the extensions of the Orebody 8B (1,700 meters) and Orebody 8C (2,210 meters), for a combined total of 3,910 meters. We will keep focused on expanding known orebodies. Patahuasi Millay moved to an early-stage greenfield target.

Aripuanã

The Aripuanã exploration strategy remained focused on the Massaranduba target, aiming to identify new mineralized zones.

In 3Q24, a total of 2,852 meters of exploration drilling and 9,612 meters of mining infill drilling were completed, totaling 4,635 meters and 27,971 meters in 9M24, respectively.

Drilling results from hole BRAPD000193 confirmed the continuity of mineralization, with an intercept of 4.0 meters with 2.72% Zn, 0.67% Pb, and 28.99g/t Ag.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or have pending assay results. True widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts. PAR refers to pending assay results.

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Exploration Report – 3Q24

A
B
200m
200m
BRAPD000198
BRAPD000193
0m
0m
-200m
-400m
4.1 m @ 0.61% Cu + 0.02 g/t Au
4.6 m @ 0.58% Cu + 0.07 g/t Au
4.0 m @ 2.72% Zn + 0.67% Pb
4.2 m @ 0.55% Cu + 0.04 g/t Au
Volcano-sedimentary rocks
Hidrotermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks
Massaranduba
200m

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Exploration Report – 3Q24

In 4Q24, we plan to drill 2,650 meters at the Massaranduba target using two rigs to further identify new mineralized zones.

Vazante

The brownfield exploration program at Vazante continues to target the expansion of the mineralized zones near the mine. In 3Q24, a total of 3,382 meters of exploration drilling was completed, with 1,915 meters at the Sucuri target, 97 meters at Vazante Sul, 345 meters at Extremo Norte, and 1,025 meters at Lumiadeira, totaling 5,554 meters in 9M24. Additionally, 9,076 meters of mining infill drilling were completed at the Vazante mine with five rigs, totaling 30,391 meters in 9M24.

To address drilling delays, a contingency plan was implemented, which involved adding an additional drill rig and repairing existing rigs.

During 3Q24, seven drill holes were completed. Drilling results from hole BRBVEND000067 continue to confirm mineralization at the northern portion of the Sucuri target, with an intercept of 2.0 meters at 7.33% Zn, 0.23% Pb, and 1.62g/t Ag. Assay results are pending for six completed drill holes; however, visual indications of mineralization were observed.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or have pending assay results. True widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts. PAR refers to pending assay results.

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Exploration Report – 3Q24

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Vazante
Mata Preta
Vazante Sul
Engenho Velho
10 km
Sungen
Vazante mine
Other targets
296000
304000
8016000
8008000
BRBVZEND000072
BRBVZEND000069
BRBVZEND000067
BRBVZEND000066
BRBVZEND000071
BRBVZMVD000023
BRBVZMVD000021
BRBVZMVD000026
BRBVZMVD000024
MVZMV420P14170D18
MVZMV420P14170D17
BRBVZMVD000025
A
B
Vazante
2 km
Vazante Sul
BRVZVZD000025
Surface drilling
Completed
In Progress
Planned
Underground drilling
Completed
Mineralized zone

A
B
600m
400m
200m
600m
400m
BRBVZEND000067
2.0m @ 7.33% Zn + 0.23% Pb + 1.62 g/t Ag
3.3m @ 7.13% Zn + 0.21% Pb + 0.10 g/t Ag
200 m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Carbonaceous phyllite
Pink dolomite
Phyllites and marls
Grey dolomite

In 4Q24, we plan to continue the extension drilling program at the Vazante Mine, Vazante Sul, and Extremo Norte targets, totaling 2,700 meters with four drill rigs.

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Exploration Report – 3Q24

El Porvenir

In 3Q24, the exploration drilling program focused on the Integración target, with 2,315 meters drilled during the quarter, totaling 8,526 meters in 9M24, and an additional 11,084 meters of mining infill drilling was also completed in the period, totaling 25,095 meters in 9M24.

The results continue to confirm the extension of the mineralized zone at the Integración, as well as the attractiveness of this target. Significant intercepts include 20.7 meters at 2.15% Zn, 0.56% Pb, 0.07% Cu, 19.75g/t Ag, and 0.08g/t Au, in hole PEEPD02839, and 8.1 meters with 14.49% Zn, 4.52% Pb, 1.08% Cu, 176.05g/t Ag, and 0.36g/t Au in hole PEEPD02781.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or have pending assay results. True widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts. PAR refers to pending assay results.

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Exploration Report – 3Q24

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Exploration Report – 3Q24

A
B
3.8m @
3.53% Zn + 1.94% Pb +
248.88 g/t Ag + 0.44 g/t Au
6.8m @
2.43% Zn + 1.85% Pb +
18.28 g/t Ag + 0.08 g/t Au
2.3m @
5.13% Zn + 3.12% Pb +
0.16% Cu +
32.52 g/t Ag + 0.11 g/t Au
3200
3000
2800
2600
PEEPD02820
PEEPD02703
Integración
200 m
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Chert
Limestone

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Exploration Report – 3Q24

C
D
Integración
6.5m @
4.49% Zn + 4.24% Pb + 0.20% Cu +
34.07 g/t Ag + 0.76 g/t Au
16.7m @
2.89% Zn + 2.90% Pb + 0.10% Cu +
37.13 g/t Ag + 0.69 g/t Au
6.0m @
4.37% Zn + 5.88% Pb + 0.30% Cu +
103.41 g/t Ag + 1.23 g/t Au
20.7m @
2.15% Zn + 0.56% Pb +
19.75 g/t Ag + 0.08 g/t Au
14.8m @
3.16% Zn + 1.61% Pb +
31.32 g/t Ag + 0.18 g/t Au
8.0m @
5.23% Zn + 3.41% Pb + 0.25% Cu +
45.98 g/t Ag + 0.91 g/t Au
4.4m @
2.88% Zn + 1.58% Pb + 0.16% Cu +
27.40 g/t Ag + 0.72 g/t Au
11.0m @
2.69% Zn + 0.98% Pb + 0.14% Cu +
40.50 g/t Ag + 0.25 g/t Au
6.3m @
4.40% Zn + 1.61% Pb + 0.40% Cu +
54.86 g/t Ag + 0.47 g/t Au
PEEPD02716
PEEPD02732
PEEPD02748
PEEPD02764
PEEPD02839
3200
3000
2600
200 m
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Chert
Limestone

In 4Q24, we will continue drilling the south extension of the Integración target at the 3,300 level, aiming to further extend the mineralization. A total of 1,800 meters is planned with one rig.

Atacocha

No drilling activities are planned at Atacocha for the remainder of 2024. However, as mentioned in the 2Q24 report, some drill holes will be conducted within the Atacocha underground mine, aiming to extend the Integración mineralized breccia. The results of these activities will be reported in the El Porvenir section in future reporting.

Namibia

Namibia holds strategic importance for Nexa in advancing copper exploration projects and mining activities outside Latin America. The Namibia joint venture is well-positioned within a copper-rich province in the northern part of the country, targeting high-grade, sediment-hosted copper deposits along the prolific Tsumeb belt.

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Exploration Report – 3Q24

As planned, drilling activities resumed in 3Q24 with the mobilization of one rig to Tsumeb East target, located a few kilometers from the well-known Tsumeb Cu-Pb deposit in a similar geological setting. A total of 746 meters of exploration drilling was completed in 3Q24, with one finalized hole and another in progress.

The recent completion of the AMT airborne survey, coupled with detailed geological mapping, has delineated high-priority anomalies at the Tsumeb East target. In 4Q24, we plan to drill these anomalies, targeting 1,450 meters with two rigs.

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil and Peruvian greenfield and brownfield projects until April 2024; Bureau Veritas for Brazil and Peruvian greenfield and brownfield projects after April 2024; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir; and ALS Global for Namibia.

Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla located in Lima, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them,

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Exploration Report – 3Q24

the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes

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Exploration Report – 3Q24

are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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